INTER&CO, INC. Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 NOTICE OF RELEVANT EQUITY PURCHASE INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”), pursuant to the Securities and Exchange Commission of Brazil (“CVM”) Resolution No. 44 of August 23, 2021, hereby announces that it was informed by FIL Limited, enrolled with the CNPJ/ME under the No. 13.329.103/0001-41 (“Fidelity Investments”), with head office at 42 Crow Lane, Hamilton, Bermudas, that certain funds and accounts managed by its investment adviser subsidiaries have acquired in the name of such accounts and funds, a total of 16,898,800 Class A Common Shares, representing approximately 5.237% of the Class A Common Shares issued by Inter&Co. According to Fidelity Investments, the equity mentioned above is held strictly for investment purposes and is not aimed at changing the control or the administrative structure of the Company. As provided in Resolution CVM No. 44, article 12, § 1, shareholders—whether direct or indirect—who engage in transactions that increase or decrease their equity participation to exceed or fall below the threshold of 5% of a class of shares issued by the Company, must disclose this information to the Company. After receiving the information, the Company must disclose it to the CVM and, if applicable, to the markets where its shares are admitted for trading. Belo Horizonte, June 26, 2025 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

245 Summer Street Boston, MA 02210 Phone: 617-563-7000 Fidelity Confidential Information INTER & CO, INC. Av. Barbacena, 1219 22nd Floor Belo Horizonte – MG CEP: 30190-131 At: Rafaela de Oliveira Vitória Chief Investor Relations Officer ir@inter.co Belo Horizonte, June 26, 2025 Re : Disclosure of Change in Material Equity Interest Dear Ms. Vitória: 1. We, the undersigned FIL Limited (“FIL”), hereby notify you that certain funds and accounts managed by our investment adviser subsidiaries have acquired, in the name of such accounts and funds, a total of 16,898,800 Class A common shares issued by INTER & CO, INC (“Company”), representing 5.237% of the Class A common shares issued by the Company. 2. Thus, for compliance with Article 12 of Resolution No. 44 issued by the Brazilian Securities Commission (“CVM”) on August 23, 2021, as amended, FIL hereby provides the following information: i. The registered office of FIL is located at 42 Crow Lane, Hamilton, Bermuda; ii. FIL’s objective for the participation in the Company is as a passive investment. We do not have the objective of changing the controlling group or the administrative structure of the Company; iii. As indicated in item 1 above, we hold an interest, on behalf of certain funds and accounts for which our investment adviser subsidiaries act as investment manager, of 16,898,800 Class A common shares, representing 5.237% of the Class A common shares issued by the Company; iv. Such funds or accounts do not hold any (a) securities or other right convertible into shares issued by the Company, or (b) any derivatives related thereto (either financially or physically settled); and v. FIL has not entered into any agreements or undertakings governing the exercise of voting rights or the purchase and sale of securities issued by the Company, other than agreements usually executed for INTER & CO, INC. Av. Barbacena, 1219 22º andar Belo Horizonte – MG CEP: 30190-131 At: Rafaela de Oliveira Vitória Diretor de Relações com Investidores ir@inter.co Belo Horizonte, 26 de junho, 2025 Re : Notificação de Mudança de Participação Acionária Relevante Prezada Sra. Vitória: 1. Nós, da FIL Limited (“FIL”), vimos notificar V.Sas. que determinados fundos e contas administrados por controladas de nosso consultor de investimentos (investment adviser) adquiriram, em nome de tais fundos e contas, o total de 16.898.800 ações Classe A emitidas pela INTER & CO, INC (“Companhia”), representando 5,237% das ações Classe A emitidas pela Companhia. 2. Assim, em conformidade com o Artigo 12 da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 44, de 23 de agosto de 2021, conforme alterada, a FIL apresenta as seguintes informações: i. A sede da FIL está localizada na 42 Crow Lane, na cidade de Hamilton, Bermudas; ii. O objetivo da FIL com a participação na Companhia é o de um investimento passivo. Não temos o objetivo de alterar o controle acionário da Companhia ou sua estrutura administrativa; iii. Conforme indicado no item 1 acima, nós temos participação, em nome de determinados fundos e contas para os quais as controladas de nosso consultor de investimentos (investment adviser) atuam como administradores de investimentos (investment manager), de 16.898.800 ações Classe A, representando 5,237% das ações Classe A emitidas pela Companhia; iv. Tais fundos ou contas não são titulares de (a) qualquer valor mobiliário ou direito conversível em ações emitidas pela Companhia, ou (b) quaisquer derivativos relacionados com tais ações (liquidados tanto financeira quanto fisicamente); e v. A FIL não celebrou nenhum contrato ou compromisso para reger o exercício dos direitos de voto ou a compra e venda de valores mobiliários de emissão da Companhia, além de contratos geralmente celebrados para fins de gestão de ativos, por meio dos

245 Summer Street Boston, MA 02210 Phone: 617-563-7000 Fidelity Confidential Information purposes of asset management, pursuant to which certain of the clients of our investment adviser subsidiaries may exercise voting rights in respect of their investment portfolio. 3. The legal representatives of such funds and accounts are Citibank Distribuidora de Títulos e Valores Mobiliários S.A., which is enrolled with the CNPJ/ME under No. 33.868.597/0001-40 and/or HSBC Bank Brasil S.A. – Banco Múltiplo, which is enrolled with the CNPJ/ME under No. 01.701.201/0001-89 and/or Itaú Unibanco, which is enrolled with the CNPJ/ME under No. 60.701.190/0001-04. 4. Should any further clarification or commentary be required concerning the matter, please contact Sara Fiala by telephone: +01 603 578-7127, or by e-mail: Sara.Fiala@fmr.com. Duly authorized under Power of Attorney effective as of February 3, 2023, by and on behalf of FIL Limited and its direct and indirect subsidiaries. quais determinados clientes das controladas de nosso consultor de investimentos (investment adviser) podem exercer direito de voto com relação a suas carteiras de investimento. 3. Os representantes legais de tais fundos e contas são Citibank Distribuidora de Títulos e Valores Mobiliários S.A., que está inscrito no CNPJ/ME, no Brasil, sob o nº 33.868.597/0001-40 e/ou HSBC Bank Brasil S.A. – Banco Múltiplo, que está inscrito no CNPJ/ME sob o nº 01.701.201/0001-89 e/ou Itaú Unibanco que está inscrito no CNPJ/ME sob o nº 60.701.190/0001-04. 4. Para quaisquer esclarecimentos ou comentários adicionais relativos ao assunto aqui tratado, favor entrar em contato com Sara Fiala, no telefone: +01 603 578-7127 ou pelo e-mail: Sara.Fiala@fmr.com. Devidamente autorizado pela procuração outorgada em 3 de fevereiro de 2023, por e em nome da FIL Limited e suas controladas diretas ou indiretas.